[Flexible Premium]

                        REPRESENTATIONS, DESCRIPTION AND
                             UNDERTAKING PURSUANT TO
                        RULE 6e-3(T)(b)(13)(iii)(F) UNDER
                       THE INVESTMENT COMPANY ACT OF 1940


Registrant makes the following representations:

(1)   Section 6e-3(T)(b)(13)(iii)(F) is being relied upon.

(2) The level of the mortality and expense risk charge and the guaranteed minimal death benefit charge are within the range of industry practice for comparable contracts.

(3) The methodology used to support the representation made in paragraph (2) above is based on an analysis of the levels of mortality and expense risk and guaranteed minimum death benefit charges being made in comparable contracts. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph (2) above.

(4)   (i)   Registrant  has concluded  that there  is  a  reasonable  likelihood that the  distribution  financing  arrangement will benefit Separate
            Account FP and policyowners. Registrant undertakes to keep and make available to the Commission on request the memorandum setting forth the basis for this representation.

      (ii) Registrant represents that Separate Account FP will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of registrant, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.


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